UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D

    Under the Securities Exchange Act of 1934


           GUARDIAN INTERNATIONAL, INC.
   (formerly Everest Security Systems Corporation,
       formerly Everest Funding Corporation,
       formerly Burningham Enterprises, Inc.)
- ----------------------------------------------------------------
                       (Name of Issuer)

      COMMON STOCK, $0.001 par value
- ----------------------------------------------------------------
              (Title of Class of Securities)

                     401376 10 8
       ------------------------------------------
                (CUSIP Number)


Rhonda Ginsburg, 3880 N 28 Terrace, Hollywood,
Florida 33020-1118, Tel: 954-926-5200
- ---------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


                         August 28, 1996
- --------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

                          SCHEDULE 13D

CUSIP NO. 401376 10 8                                   PAGE 2 of 4

1.   RHONDA GINSBURG, Name of Reporting Person, ###-##-#### Social
      Security  Number

2.   N/A, Not a member of a group

3.

4.   SC, Source of funds

5. N/A, Disclosure of legal proceedings is not required pursuant to items 2(d) or 2(e)

6.   United States of America, Citizenship

Number of                   7.   629, 245, Sole voting power
    Shares
Beneficially                8.   N/A, Shared voting power
 Owned By
Each Reporting              9.   629, 245, Sole dispositive power
Person with
                           10.  N/A, Shared dispositive power

11.  629,245, Aggregate amount beneficially owned by each reporting person

12.  N/A, Aggregate amount in Row (11) does not exclude certain shares

13.  9.749%, Percent of class represented by amount in row (11)

14.  IN, Type of reporting person

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                                                              PAGE 3 of 4
Item 1.   Security and Issuer

     The securities to which this statement relates are the shares of Common Stock, $0.001 par value ("Shares"), of Guardian International, Inc. (formerly Everest Security Systems Corporation,formerly Everest Funding Corporation, formerly Burningham Enterprises, Inc.), a Nevada corporation ("Guardian"). The principal executive offices are located at 3880 N. 28 Terrace, Hollywood, Florida 33020-1118.

Item 2.   Identity and Background

     The person filing this statement is Rhonda Ginsburg. Her business address is 316 N. Miami Ave., Miami, Florida 33128.

     Ms. Ginsburg's principal occupations are: Sales Manager for WTVJ Miami-Fort Lauderdale, the address is 316 N. Miami Ave., Miami, Florida 3312 and Vice President of Guardian International, Inc., the address is 3880 N. 28 Terrace, Hollywood, Florida.

     Ms. Ginsburg has never been convicted in a criminal proceeding.

     At no time during the last five years has Ms. Ginsburg been party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

     Ms. Ginsburg is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     On August 28, 1996, pursuant to a Plan and Agreement of Merger dated August 15, 1996 between Everest Security Systems Corporation and Guardian International, Inc. (the "Merger Agreement"), Rhonda Ginsburg received 629,245 shares in exchange for her Guardian shares.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of securities was the merger of Guardian International, Inc. into Everest Security Systems Corporation (the "Surviving Corporation") whereby the previous shareholders of Guardian International, Inc. obtained control of the Surviving Corporation.
There are no plans to acquire additional securities of the Issuer or dispose of any securities of the Issuer.

Item 5.   Interest in Securities of the Issuer

     Rhonda Ginsburg acquired 629,245 shares of the Common Stock of the Surviving Corporation. This represents 9.749% of the 6,453,804 shares of stock outstanding as of August 29, 1996. Ms. Ginsburg has the sole power to vote and the sole power to dispose of 629,245 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rhonda Ginsburg and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies which have been entered into.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1.     Plan and Agreement of Merger dated August 15, 1996*

* Incorporated by reference on Form 8-K filed with the S.E.C. September 10, 1996

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


September 11, 1996                        /s/Rhonda Ginsburg/
     Date                                       Signature

                                          Rhonda Ginsburg, V. President
                                                    Name/Title